United States securities and exchange commission logo





                             September 28, 2021

       Sharon Levine
       General Counsel
       Semrush Holdings, Inc.
       800 Boylston Street, Suite 2475
       Boston, MA 02199

                                                        Re: SEMrush Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
September 22, 2021
                                                            CIK No. 0001831840

       Dear Ms. Levine:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
       Chief, at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Jared Fine